Exhibit 12.2
Brandywine Operating Partnership, L.P.
Computation of Ratio of Earnings to Combined Fixed Charges
(in thousands)

	For the six-months ended June 30,			For the years ended December 31,
	2008		2007	2007	2006	2005	2004	2003
Earnings before fixed charges:
Add:
Income (loss) from continuing operations	$6,860		$(12,228)	$21,102	$(28,215)	$25,919	$48,265	$50,842
Minority interest — partners’ share of consolidated real estate ventures	78		108	465	(270)	154	(206)	—
Fixed charges — per below	87,824		92,165	185,572	186,044	86,191	60,611	62,407
Less:
Capitalized interest	(9,265)		(8,217)	(17,476)	(9,537)	(9,603)	(3,030)	(1,503)

Earnings before fixed charges	$85,497		$71,828	$189,663	$148,022	$102,661	$105,640	$111,746

Fixed charges:
Interest expense (including amortization)	$74,513		$80,719	$161,674	$170,214	$73,918	$54,610	$57,835
Capitalized interest	9,265		8,217	17,476	9,537	9,603	3,030	1,503
Proportionate share of interest for unconsolidated real estate ventures	4,046		3,229	6,422	6,293	2,670	2,971	3,069
Total Fixed Charges	87,824		92,165	185,572	186,044	86,191	60,611	62,407

Ratio of earnings to combined fixed charges	(b	)	(b )	1.02	(b )	1.19	1.74	1.79

(a)	Amounts for the six-months ended June 30, 2008 and 2007 and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 have been reclassified to present properties sold consistent with the presentation for the period ended June 30, 2008. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.

(b)	Due to the registrant’s loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $2,327 for the six-months ended June 30, 2008, $20,337 for the six-months ended June 20, 2007 and $38,022 for the year ended
December 31, 2006 to achieve a coverage ratio of 1:1.